



Capay Mills LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $107,000

Offering End Date: March, 21st 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Capay Mills, LLC
DBA Capay Mills

Founded: 2015

Address: P.O. Box 12.
Rumsey, CA 95679

Industry: Milling

Employees: 2
Website: https://www.capaymills.com/

Use of Funds Allocation:

If the maximum raise is met:

(48.25%) $ 51,628 – Equipment
(48.25%) $ 51,628 – Working Capital
(3.5%) $ 3,745 – SMBX capital raise fee

Social:

Facebook: 572 Followers

Instagram: 2,500 Followers





Business Metrics:

	Most recent fiscal year-to-date:	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$82,959	$67,246	$53,188
Cash & Cash Equivalents	$9,906	$23,859	$6,921
Accounts Receivable	$1,209	$1,516	$1,762
Short-term Debt	$0	$0	$1,127
Long-term Debt	$7,657	$19,011	$11,666
Revenues / Sales	$55,350	$115,604	$72,261
Cost of Goods Sold	$18,422	$37,401	$28,811
Taxes	$0	$0	$0
Net Income	-$12,260	$20,459	$6,809

About:

Capay Mills LLC, DBA Capay Mills is a flouring milling company focused on stone milling heritage grain local flour for bakers and chefs in Northern California. Capay Mills LLC offers their clients flour from neighboring farmers free from the use of herbicides, pesticides, or synthetic fertilizers.

David Kaisel, founder of Capay Mills LLC, graduated from the Wesleyan University in 1977 and holds numerous degrees including: a Bachelor of Arts degree in Design from San Jose State University, an MBA from the University of Washington and a Master's in Public Health from the University of California, Berkley. David also holds a Certificate in Sustainable Commercial Agriculture. David developed a career specializing in the public health and design industries. David's experience at the crossroads of health and design led him to found Capay Mills.

For more information, contact our Customer Support Team at support@thesmbx.com

